FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number: 000-30850

Valcent Products Inc.
789 West Pender Street, Suite 1010
Vancouver, BC Canada V6C 1H2

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1

SEE EXHIBIT 99.1 On May 17, 2011 - Valcent Products Inc. (OTC QB: VCTZF) (the “Company”) announces that it has terminated the “Intellectual Property, Sales, and Purchase Agreement” (the Agreement) with PAGIC LLC Inc. and Glen Kertz.  The Company’s products have taken a new direction and after due consideration, and a comprehensive review by the Company’s Counsel, it has concluded that it is not using the Intellectual Property that is the subject of the Agreement. The company has developed, and filed, patents pending that are designed to protect the company as it pursues a variety of vertical farming technologies and systems.

Exhibit Index

Exhibit Number	Description of Exhibit
99.1	News Release Dated May 17, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products, Inc.

Date: May 17, 2011	By:	/s/ John Hamilton
Name: John Hamilton
Title: Chief Financial Officer